N E W S R E L E A S E

February 25, 2016

Nevsun Announces 2015 Results

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the year ended December 31, 2015.  Unless otherwise noted, with the exception of earnings per share and realized price per ounce and per pound figures, all financial results are in millions of US dollars.

Full year 2015 highlights

  Earnings per share of $0.11
  Maintained strong working capital of $462 million, including $434 million in cash
  Produced 135.9 million pounds of copper
  Continued low C1 cash costs(1) of $1.31 per payable pound sold
  Monetized stockpiled precious metals concentrate and pyrite sands gold ore
  Advanced zinc expansion project on time and under budget
  Discovered new regional VMS deposit at Asheli
  Expanded mineral resources at Bisha and Harena
  Paid annualized dividend of $0.16 per share

Financial review

	2015	2014
Revenue	$356.9	$555.0
Operating income	92.7	295.3
Net income	45.9	166.6
Net income attributable to Nevsun shareholders	22.8	93.4
Basic earnings per share attributable to Nevsun shareholders	0.11	0.47
Working capital	462.1	520.0

Copper price realized, per payable pound sold	2.32	3.02
C1 cash cost per payable pound sold(1)	$1.31	$1.05

Cliff Davis, Nevsun CEO, commented, “We are pleased to report another year of earnings and cash flow generation, despite the current commodities price environment, which funded our zinc plant expansion and our peer leading dividend. Nevsun’s balance sheet remains strong with $434 million in cash and no debt. Our cash represents US$2.17 per share which represents 67% of the most recent total share price of US$3.25.”

Operating review

	2015	2014
Ore mined, tonnes(1)	3,150,000	2,282,000
Waste mined, tonnes	10,654,000	12,277,000
Strip ratio, (using tonnes)	3.4	5.4
Ore milled, tonnes	1,929,000	1,789,000
Copper feed grade, %	3.9	5.9
Recovery, % of copper	82.6	85.0
Copper concentrate grade, %	23.6	26.3
Copper in concentrate produced, millions of pounds	135.9	196.0
Copper in concentrate produced, tonnes	61,600	88,900
Payable copper in concentrate sold, millions of pounds(2)	138.5	184.7
Payable copper in concentrate sold, tonnes(2)	62,800	83,800
Payable gold in concentrate sold, ounces	24,200	27,000
Payable silver in concentrate sold, ounces	1,251,000	1,524,000
Payable gold – direct sale, ounces	20,600	2,100
Payable silver – direct sale, ounces	1,010,000	169,300
(1)	Ore tonnes mined for the year ended December 31, 2015 included 240,000 tonnes of oxide ore including pyrite sand (2014 – 225,000), 2,064,000 tonnes of supergene ore (2014 – 1,936,000) and 846,000 tonnes of primary ore (2014 – 121,000).
(2)	Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,800 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Cliff Davis, “2015 was another year where the Company outperformed its peers.  When challenged operationally, our team delivered earnings and cash flow while also executing on both the zinc capital project and exploration program.  We are proud to have our third significant capital project progress on-time and under budget.  The zinc plant has already commenced commissioning. The timing coincides with a predicted tightening of the zinc market which could lead to lower treatment charges for zinc in the short term and higher zinc metal prices in the medium term.”

Conference call details

The Company will hold a conference call on Friday February 26, 2016, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the Q4 and annual 2015 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 4, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 919915.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over $US 400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014 which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com